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May 4, 2020	Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds II Preliminary 14A (Registration No. 811-06431)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on April 17, 2020, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s June 18, 2020 special meeting of shareholders of AMG GW&K Global Allocation Fund (formerly AMG Chicago Equity Partners Balanced Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Proxy Statement.

1.	Comment: The Staff notes that certain material information was omitted from the preliminary Proxy Statement. Please update such information in the definitive Proxy Statement.

Response: The Trust confirms that all information identified as omitted from the preliminary Proxy Statement will be filed with the SEC in the definitive Proxy Statement.

2.

Comment: Please include disclosure regarding the safe harbor provisions of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff notes that Section 15(f) provides a safe harbor for the receipt of benefits by an investment adviser or its affiliate in connection with a sale of securities of, or a sale of any other interest in, such investment adviser which results in an assignment of an investment advisory contract. The Staff believes that this case involves the assignment of a subadvisory agreement within the meaning of the Section 15(f) safe harbor. The Staff further notes there are two conditions to satisfy the requirements of this safe harbor: (1) for three years after the assignment, at least seventy-five percent of the Fund’s Board of Trustees must not be interested persons of the investment adviser or predecessor investment adviser, and (2) there is no unfair burden imposed on the Fund as a result of the assignment.

Response: The Trust respectfully submits that it does not believe that the safe harbor provisions of Section 15(f)(1) are applicable to the Proposal. As described in the Proxy Statement, the subadvisory agreement with Chicago Equity Partners, LLC (“CEP”) was terminated by the Board (not by assignment). The Proxy Statement discloses that on April 16, 2020, and based upon the recommendation of the Investment Manager and other factors, the Board of Trustees of the Trust terminated the subadvisory agreement with CEP, the then-current subadviser of the Fund, approved the appointment of GW&K Investment Management, LLC (“GW&K”) as the subadviser to the Fund on an interim basis to replace CEP and approved the longer-term appointment of GW&K as the subadviser to the Fund, subject to shareholder approval. The Trust notes that the Proxy Statement also discloses that the Investment Manager and the Board “believed that termination of the Former Subadvisory Agreement and the proposed new arrangements with GW&K were in the best interests of the Fund and its shareholders.” The parties are not relying on Section 15(f) in connection with the change in subadviser.

Please direct any questions you may have with respect to this filing to me at 617-235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.